FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 6, 2011 of Diana Containerships Inc. (the "Company") announcing that the Company has scheduled the release of its second quarter 2011 results for before the market open on August 3, 2011.  The Company also announced that its management will conduct a conference call and simultaneous Internet webcast to review the second quarter results at 9:00 A.M. (Eastern Time) on Wednesday, August 3, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 6, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES THE DATE FOR THE SECOND QUARTER 2011 RESULTS, CONFERENCE CALL AND WEBCAST

ATHENS, GREECE, July 6, 2011 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today announced that its financial results for the second quarter ended June 30, 2011 are scheduled to be released before the opening of the U.S. financial markets on Wednesday, August 3, 2011.

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, August 3, 2011.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dcontainerships.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 391 and Replay ID number 375456.

About the Company
Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

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